                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   __________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(b)
                             (Amendment No. __)/1/



                               Therma-Wave, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  88343A 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)



                                   __________


                               Page 1 of 16 Pages
_______________

/1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

-----------------------                                     -------------------
 CUSIP NO. 88343A 10 8                 13G                   Page 2 of 16 Pages
-----------------------                                     -------------------

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    BAIN CAPITAL FUND V, L.P.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,165,479 (See Item 4)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,165,479 (See Item 4)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,165,479 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      4.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     -------------------
 CUSIP NO. 88343A 10 8                 13G                   Page 3 of 16 Pages
-----------------------                                     -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    BAIN CAPITAL FUND V-B, L.P.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            3,034,897 (See Item 4)None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             3,034,897 (See Item 4)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,034,897 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      12.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     -------------------
 CUSIP NO. 88343A 10 8                 13G                   Page 4 of 16 Pages
-----------------------                                     -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    BAIN CAPITAL PARTNERS V, L.P.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          4,200,376 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          4,200,376 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      4,200,376 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      17.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     -------------------
 CUSIP NO. 88343A 10 8                 13G                   Page 5 of 16 Pages
-----------------------                                     -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    BAIN CAPITAL INVESTORS V, INC.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          4,200,376 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          4,200,376 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      4,200,376 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      17.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     -------------------
 CUSIP NO. 88343A 10 8                 13G                   Page 6 of 16 Pages
-----------------------                                     -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    W. MITT ROMNEY

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            35,560

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          5,952,500 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             35,560

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          5,952,500 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      5,988,060 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      25.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     -------------------
 CUSIP NO. 88343A 10 8                 13G                   Page 7 of 16 Pages
-----------------------                                     -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    BCIP ASSOCIATES

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            651,920 (See Item 4)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             651,920 (See Item 4)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      651,920 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      2.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     -------------------
 CUSIP NO. 88343A 10 8                 13G                   Page 8 of 16 Pages
-----------------------                                     -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    BCIP TRUST ASSOCIATES, L.P.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,100,204 (See Item 4)None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,100,204 (See Item 4)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,100,204 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      4.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


Item 1(a).     Name of Issuer:

               Therma-Wave, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               1250 Reliance Way
               Fremont, California  94539

Item 2(a).     Name of Person Filing:

                    This Schedule 13G is being jointly filed by each of the
               following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Bain Capital Fund V, L.P. ("BCF-V"), a Delaware limited partnership, by virtue of its direct beneficial ownership of shares of common stock, par value $.01 per share (the "Common Stock"), of Therma-Wave, Inc., a Delaware corporation (the "Company"); (ii) Bain Capital Fund V-B, L.P. ("BCF-V-B"), a Delaware limited partnership, by virtue of its direct beneficial ownership of shares of Common Stock; (iii) Bain Capital Partners V, L.P. ("BCP"), a Delaware limited partnership, as the sole general partner of BCF-V and BCF-V-B; (iv) Bain Capital Investors V, Inc. ("BCI"), a Delaware corporation, as the sole general partner of BCP; (v) W. Mitt Romney ("Mr. Romney"), an individual, as the sole stockholder, sole director, Chief Executive Officer and President of BCI; (vi) BCIP Associates ("BCIP"), a Delaware general partnership, by virtue of its direct beneficial ownership of shares of Common Stock; and (vii) BCIP Trust Associates, L.P. ("BCIPT"), a Delaware limited partnership, by virtue of its direct beneficial ownership of shares of Common Stock. BCF-IV, BCF-IV-B, BCIP and BCIPT are hereinafter collectively referred to as the "Funds," and together with BCP, BCI, and Mr. Romney are hereinafter collectively referred to as the "Reporting Persons."

                    The Reporting Persons have entered into a Joint Filing
               Agreement, dated February 11, 2001, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Act.

                              Page 9 of 16 Pages

                    Under BCF-V's and BCF-V-B's partnership agreements, BCF-V
               and BCF-V-B are generally required to acquire and dispose of an issuer's securities on the same terms and conditions and dispose of an issuer's securities in the same proportions. Because of these relationships, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 2(b).     Address of Principal Business Office or, if none, Residence:

                    The address of the principal business office of each of the
               Reporting Persons is c/o Bain Capital, Inc., Two Copley Place, Boston, Massachusetts 02116.

Item 2(c).     Citizenship:

                    Each of the Funds, BCIPT and BCP are partnerships organized under the laws of the State of Delaware; BCI is a corporation organized under the laws of the State of Delaware and Mr. Romney is a citizen of the United States.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.01 per share.

Item 2(e).     CUSIP No.:

               88343A 10 8.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               Not Applicable.

Item 4.        Ownership:

               (a)-(c). Each Reporting Person named in response to Item 2 hereof has, as of December 31, 2000, shared or sole power to vote or to direct the vote and shared or sole power to dispose or to direct the disposition of the Common Stock as follows:

                    Bain Capital Fund V, L.P.  BCF-V has the sole power to vote and to dispose of 1,165,479 shares of Common Stock held by BCF-V, constituting approximately 4.9% of the outstanding Common Stock.

                              Page 10 of 16 Pages

               Bain Capital Fund V-B, L.P. BCF-V-B has the sole power to vote and to dispose of 3,034,897shares of Common Stock held by BCF-V-B, constituting approximately 12.8% of the outstanding Common Stock.

               Bain Capital Partners V, L.P. BCP, as the sole general partner of BCF-V and BCF-V-B, may be deemed to have the shared power to vote and to dispose of 4,200,376 shares of Common Stock held by BCF-V and BCF-V-B, which constitutes approximately 17.7% of the outstanding Common Stock. The filing of this Schedule 13G by BCP shall not be considered an admission that BCP is, for the purpose of Section 13(g) of the Act, the beneficial owner of such shares held by BCF-V or BCF-V-B.

               Bain Capital Investors V, Inc. BCI, as the sole general partner of BCP, may be deemed to have the shared power to vote and to dispose of 4,200,376 shares of Common Stock held by BCF-V and BCF-V-B, which constitutes approximately 17.7% of the outstanding Common Stock. The filing of this Schedule 13G by BCI shall not be considered an admission that BCI is, for the purpose of Section 13(g) of the Act, the beneficial owner of such shares held by BCF-V or BCF-V-B.

               W. Mitt Romney. Mr. Romney, as the controlling person of BCI, may be deemed to have the shared power to vote and to dispose of 4,200,376 shares of Common Stock held by BCF-V and BCF-V-B. In addition, Mr. Romney may be deemed to have the shared power to vote and dispose of the 1,752,124 shares of Common Stock held by BCIP and BCIPT as a result of the relationship among the Funds. Mr. Romney also has the sole power to vote and to dispose of 35,560 shares of Common Stock held by him. In total, these shares of Common Stock held by the Funds and Mr. Romney constitute approximately 25.2% of the outstanding Common Stock. The filing of this Schedule 13G by Mr. Romney shall not be considered an admission that Mr. Romney is, for the purpose of
          Section 13(g) of the Act, the beneficial owner of such shares held by the Funds.

               BCIP Associates. BCIP has the sole power to vote and to dispose of 651,920 shares of Common Stock held by BCIP, which constitutes approximately 2.7% of the outstanding Common Stock.

               BCIP Trust Associates, L.P. BCIPT has the sole power to vote and to dispose of 1,100,204 shares of Common Stock held by 4.9, which constitutes approximately 4.6% of the outstanding Common Stock.

                              Page 11 of 16 Pages

               Pursuant to Rule 13d-5(b)(1) under the Act, the Reporting Persons may be deemed as a group to have beneficial ownership of 5,952,500 shares of Common Stock, the aggregate number of shares of Common Stock held by the Reporting Persons, representing approximately 25.2% of the outstanding Common Stock. Except as otherwise specifically noted, all of the percentages calculated in this Schedule 13G are based upon an aggregate of 23,743,698 shares of Common Stock outstanding as of October 29, 2000, as disclosed in the Company's Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2000. Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          See response to Item 4. Any such interest does not relate to more than five percent of the Common Stock outstanding as of December 31, 2000.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certifications.

          Not Applicable.

                              Page 12 of 16 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: February 12, 2001

                                            BAIN CAPITAL FUND V, L.P.

                                            By:  BAIN CAPITAL PARTNERS V, L.P.
                                            Its: General Partner

                                            By:  Bain Capital Investors, Inc.
                                            Its: General Partner


                                            By: /s/ Josh Bekenstein
                                               -----------------------------
                                               A Managing Director


                                            BAIN CAPITAL FUND V-B, L.P.

                                            By:  BAIN CAPITAL PARTNERS V, L.P.
                                            Its: General Partner

                                            By:  Bain Capital Investors, Inc.
                                            Its: General Partner


                                            By: /s/ Josh Bekenstein
                                               -----------------------------
                                               A Managing Director

                                            BAIN CAPITAL PARTNERS V, L.P.

                                            By:  Bain Capital Investors, Inc.
                                            Its: General Partner


                                            By: /s/ Josh Bekenstein
                                               -----------------------------
                                               A Managing Director

                              Page 13 of 16 Pages

                                            BAIN CAPITAL INVESTORS V, INC.


                                            By: /s/ W. Mitt Romney
                                                ------------------------------
                                                Name:  W. Mitt Romney
                                                Title: President and Chief
                                                       Executive Officer


                                              /s/ W. Mitt Romney
                                            ----------------------------------
                                                      W. Mitt Romney


                                            BCIP ASSOCIATES


                                            By: /s/ W. Mitt Romney
                                                ------------------------------
                                                A General Partner


                                            BCIP TRUST ASSOCIATES, L.P.


                                            By: /s/ Josh Bekenstein
                                                ------------------------------
                                                A General Partner


                              Page 14 of 16 Pages

                                                                       Exhibit A
                                                                       ---------


                    AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13G

                             _____________________


The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 12, 2001                BAIN CAPITAL FUND V, L.P.

                                       By:  BAIN CAPITAL PARTNERS V, L.P.
                                       Its: General Partner

                                       By:  Bain Capital Investors, Inc.
                                       Its: General Partner


                                       By: /s/ Josh Bekenstein
                                           ----------------------------
                                           A Managing Director


                              Page 15 of 16 Pages

                                       BAIN CAPITAL FUND V-B, L.P.

                                       By:  BAIN CAPITAL PARTNERS V, L.P.
                                       Its: General Partner

                                       By:  Bain Capital Investors, Inc.
                                       Its: General Partner


                                       By: /s/ Josh Bekenstein
                                           ------------------------------
                                           A Managing Director

                                       BAIN CAPITAL PARTNERS V, L.P.

                                       By:  Bain Capital Investors, Inc.
                                       Its: General Partner


                                       By: /s/ Josh Bekenstein
                                           ------------------------------
                                           A Managing Director


                                       BAIN CAPITAL INVESTORS V, INC.


                                       By: /s/ W. Mitt Romney
                                           ------------------------------
                                           Name:   W. Mitt Romney
                                           Title:  President and Chief
                                                   Executive Officer

                                         /s/ W. Mitt Romney
                                       ----------------------------------
                                                 W. Mitt Romney

                                       BCIP ASSOCIATES


                                       By: /s/ Josh Bekenstein
                                           ------------------------------
                                           A General Partner

                                       BCIP TRUST ASSOCIATES, L.P.


                                       By: /s/ Josh Bekenstein
                                           ------------------------------
                                           A General Partner


                              Page 16 of 16 Pages